

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Vikram Grover
Chief Executive Officer
Himalaya Technologies, Inc.
1 E. Erie St., Ste. 525, Unit #2420
Chicago, IL 60611

> **Re: Himalaya Technologies, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 20, 2022**
> **File No. 024-11980**

Dear Mr. Grover:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Exhibits

1. We note your response to prior comment 4 and reissue in part. Please file a revised opinion from legal counsel to opine on the laws of your jurisdiction of incorporation. In this regard, we note that the legality opinion is limited to Colorado law but it appears that you are incorporated in Nevada. For guidance, please refer to Section II.B.1.c of the Division's Staff Legal Bulletin No. 19, available on our website.

2. In your next amendment, please include an updated auditor's consent.

Vikram Grover
Himalaya Technologies, Inc.
September 30, 2022
Page 2

You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Milan Saha, Esq.